HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

Melbourne Towers ,

1511 Third Avenue, Suite 788,

Seattle, WA. 98101

November 14, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	HQ Sustainable Maritime Industries, Inc.
Form 8-K, Item 4.02(a) filed November 3, 2006
File No. 0-18980

Forms 8-K filed November 3, 2006

1.	We note from your amended Forms I0-QSB for the quarters ended March 30, 2006, and June 30, 2006, that your officers conclude that the disclosure controls and procedures were effective, despite the restatement, Please tell us the basis for the officers’ conclusions.

Response:

At the time the Company entered into the transaction to issue the convertible debt with the detachable warrants, the Company did identify the transaction as one requiring specialized accounting and disclosure requirements. The Company recorded the fair value of the convertible debt with a corresponding value also given to the warrants. Based on the information that the Company had at the time, the Company believed that it had accounted for the transaction properly and that adequate, meaningful and requisite disclosure had been provided in the financial statements.

Upon further subsequent review of the transactional documents and further research on the applicable accounting guidance the Company, itself, discovered that certain aspects of the transaction including the relative conversion ratio and price were misinterpreted leading to an inadequate valuation be given to the embedded conversion premium. Upon that discovery, the Company recalculated the accounting impact of the transactions and reallocated the fair values between the convertible debt, warrants and the conversion premium in accordance with EITF 00-27.

The Company initiated actions to restate the financial statements to reflect the revised allocations and took the appropriate actions to affect the other related filings. The Company continues to believe that that the disclosure controls and procedures in place are adequate to identify those transactions requiring disclosure. The Company views the restatement of the financial statements primarily as a misapplication of a complex accounting principle as opposed to a weakness in existing disclosure controls and procedures. Notwithstanding, the Company is expanding its resources through the use of consultants to confer with on complex accounting and reporting issues.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Norbert Sporns
Norbert Sporns
President
And Chief Executive Officer